
10013297

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I
FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125



INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank, FSB
Employees' Savings & Profit Sharing Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Baltimore County Savings Bank, FSB Employees' Savings & Profit Sharing Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2009 audit was conducted for the purpose of forming an opinion on the 2009 basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the 2009 basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the audit procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

Michael D. Sisk & Company, PC

Baltimore, Maryland
June 25, 2010



BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS		
Investments, at fair value		
Mutual funds	$ 6,282,795	$ 5,524,400
Common collective trust	998,572	1,209,551
BCSB Bancorp, Inc. common stock	156,706	186,995
Participant loans receivable	186,776	188,412
	7,624,849	7,109,358
Cash – unallocated	19,737	17,098
Total assets	7,644,586	7,126,456
LIABILITIES		
Accounts payable	1,136	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	7,643,450	7,126,456
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	27,023	182,872
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,670,473	$ 7,309,328

The Notes to Financial Statements are an integral part of these statements.

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net appreciation (depreciation) in fair value of investments	$ 1,163,418	$ (2,708,938)
Interest and dividends	142,722	246,289
	1,306,140	(2,462,649)
Contributions		
Employer	65,868	27,826
Participants	367,813	335,032
Rollovers	82,267	9,269
	515,948	372,127
Total additions (reductions)	1,822,088	(2,090,522)
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	1,459,823	1,200,918
Administrative expenses	1,120	-
Total deductions	1,460,943	1,200,918
Net increase (decrease)	361,145	(3,291,440)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	7,309,328	10,600,768
End of year	$ 7,670,473	$ 7,309,328

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of Baltimore County Savings Bank, FSB (the Company) Employees' Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have one month of service and are age eighteen or older. The Plan is subject to the provisions of ERISA.

Contributions

Each pay period, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, and shares of the BCSB Bancorp, Inc. common stock. Effective July 2008, no new investments in the Company common stock is permitted. Effective July 2008, the Company contributes up to 50% of the first 3% of the salary deferrals by the participants. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. The matching contribution and profit sharing contribution are participant-directed as well. Contributions are subject to certain limitations.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides that participants' accounts may be invested, at the discretion of the participant, in any combination of the current investment option funds.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Note 1. Description of the Plan (continued)

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000, reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $5,046 and $4,875, respectively. The accounts will be used to reduce future employer contributions.

Note 2. Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on the contract value basis.

Note 2. Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of benefits

Benefits are recorded when paid.

Operating expenses

Certain expenses of maintaining the Plan are paid by the Plan and certain expenses of maintaining the Plan are paid by the Company.

Subsequent events

The Plan has evaluated subsequent events through June 25, 2010, the date the financial statements were available to be issued.

Note 3. Investments

The following table presents the fair value of investments as of December 31, 2009 and 2008. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified and are marked with an "*".

NOTES TO FINANCIAL STATEMENTS

Note 3. Investments (continued)

	2009		2008	
Mutual funds:				
Eaton Vance Large-Cap Value Fund	$ 280,028		$ -	
Vanguard Target Retirement Income	854		348	
Vanguard Target Retirement 2010	288,337		228,438	
Vanguard Target Retirement 2020	1,839,094	*	1,061,529	*
Vanguard Target Retirement 2030	367,049		223,827	
Vanguard Target Retirement 2040	262,522		199,036	
Vanguard Target Retirement 2050	9,365		245	
Vanguard GNMA Fund	577,288	*	566,853	*
Western Asset Core Fund	1,485		574,528	*
Vanguard 500 Index Fund	435,801	*	568,880	*
Janus Growth and Income Fund	319,830		336,668	
Perkins Mid-Cap Value Fund	248,067		-	
Pimco Total Return Fund	554,068	*	-	
T. Rowe Price Mid-Cap Growth Fund	557,652	*	534,468	*
Pennsylvania Mutual Fund	296,515		268,412	
Laudus International MarketMasters Fund	244,840		275,670	
Janus Mid-Cap Value Inv Shares	-		294,156	
Van Kampen Comstock Fund	-		391,342	*
Total mutual funds	6,282,795		5,524,400	
Common collective trust:				
MetLife Stable Value Fund, at contract value	1,025,595	*	1,392,423	*
Adjustment from contract value to fair value for investment in common collective trust relating to fully benefit-responsive investment contracts	(27,023)		(182,872)	
	998,572		1,209,551	
Securities issued by Plan Sponsor:				
BCSB Bankcorp, Inc. common stock	156,706		186,995	
Participant loans receivable – interest rates ranging from 4.25% to 6.00%	186,776		188,412	
Total investments	$ 7,624,849		$ 7,109,358	

Note 3. Investments (continued)

For the years ended December 31, 2009 and 2008, the Plan's investments, including investments purchased, sold, as well as, held during the year appreciated (depreciated) as determined by quoted market prices by $1,163,418 and $(2,708,938) as follows:

	2009	2008
Realized losses	$ (570,375)	$ (294,712)
Unrealized gains (losses)		
Mutual funds	1,787,483	(2,386,259)
Common collective trust	(62,640)	(3,739)
BCSB Bancorp, Inc. common stock	8,950	(24,228)
	$ 1,163,418	$ (2,708,938)

In addition to the above, the Plan's interest and dividend income for the years ended December 31, 2009 and 2008 was $142,722 and $246,289, respectively.

Note 4. Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures* provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;

Note 4. Fair Value Measurements (continued)

Level 2 (continued)

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end as determined by quoted market information.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Common collective trust: The Plan invests in the MetLife Stable Value Fund, which is a common collective trust that invests in a guaranteed investment contract. The common collective trust is valued at the Plan's share in the guaranteed investment contract, which is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 6,282,795	$ -	$ -	$ 6,282,795
Common stock	156,706	-	-	156,706
Common collective trust	-	-	998,572	998,572
Participant loans	-	-	186,776	186,776
Total assets at fair value	$ 6,439,501	$ -	$ 1,185,348	$ 7,624,849

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 5,524,400	$ -	$ -	$ 5,524,400
Common stock	186,995	-	-	186,995
Common collective trust	-	-	1,209,551	1,209,551
Participant loans	-	-	188,412	188,412
Total assets at fair value	$ 5,711,395	$ -	$ 1,397,963	$ 7,109,358

Note 4. Fair Value Measurements (continued)

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008.

	2009	
	Common Collective Trust	Participant Loans
Balance, beginning of year	$ 1,209,551	$ 188,412
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	(89,663)	-
Purchases, sales, issuances, and settlements (net)	(121,316)	(1,636)
Balance, end of year	$ 998,572	$ 186,776

	2008	
	Common Collective Trust	Participant Loans
Balance, beginning of year	$ 1,712,117	$ 178,290
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	(186,611)	-
Purchases, sales, issuances, and settlements (net)	(315,955)	10,122
Balance, end of year	$ 1,209,551	$ 188,412

Note 5. Investment Contract with Insurance Company

The Plan invests in the MetLife Stable Value Fund, a common collective trust which invests in a benefit-responsive investment contract with MetLife. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2009 and 2008 was $998,572 and $1,209,551, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Note 5. Investment Contract with Insurance Company (continued)

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2009	2008
Average yields:		
Based on actual earnings	15.01%	-10.29%
Based on interest rate credited to participants	3.80%	5.11%

Note 6. Related Party Transactions

The Plan holds investments in the common stock of the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

BALTIMORE COUNTY SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2009

Schedule H, Form 5500
Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
EIN: 52-0791958
Plan No. 002

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Eaton Vance Large-Cap Value Fund	Mutual Fund		$ 280,028
	Vanguard Target Retirement Income	Mutual Fund		854
	Vanguard Target Retirement 2010	Mutual Fund		288,337
	Vanguard Target Retirement 2020	Mutual Fund		1,839,094
	Vanguard Target Retirement 2030	Mutual Fund		367,049
	Vanguard Target Retirement 2040	Mutual Fund		262,522
	Vanguard Target Retirement 2050	Mutual Fund		9,365
	Vanguard GNMA Fund	Mutual Fund		577,288
	Western Asset Core Fund	Mutual Fund		1,485
	Vanguard 500 Index Fund	Mutual Fund		435,801
	Janus Growth and Income Fund	Mutual Fund		319,830
	Perkins Mid-Cap Value Fund	Mutual Fund		248,067
	Pimco Total Return Fund	Mutual Fund		554,068
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund		557,652
	Pennsylvania Mutual Fund	Mutual Fund		296,515
	Laudus International MarketMasters Fund	Mutual Fund		244,840
	MetLife Stable Value Fund	Common Collective Trust		1,025,595
*	BCSB Bancorp, Inc.	17,509 Shares of Common Stock		156,706
	Participant Loans	Interest rates ranging from 4.25% to 6.00%, terms ranging from 1 to 5 years	- 0 -	186,776
				$ 7,651,872

* Baltimore County Savings Bank, FSB is the sponsor of the Plan at December 31, 2009 - qualifies as an exempt party-in-interest transaction.

** Cost is not required for a participant-directed plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Baltimore County Savings Bank, F.S.B.
Employees' Savings & Profit Sharing Plan

Date: June 28, 2010

By /s/ David M. Meadows
David M. Meadows
Vice President and Corporate Secretary

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-53295) of BCSB Bancorp, Inc. of our report dated June 25, 2010, with respect to the financial statements of the Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2009, included in the Form 11-K.

Michael D. Sisk & Company, PC

Michael D. Sisk & Company, PC
Baltimore, Maryland
June 25, 2010